

December 6, 2023

Sravan K. Emany
Chief Financial Officer
Ironwood Pharmaceuticals, Inc.
100 Summer Street, Suite 2300
Boston, MA 02110

>   **Re: Ironwood Pharmaceuticals, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2022**
>   **File No. 001-34620**

Dear Sravan K. Emany:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences